
02030765


APR 1 1 2002
070

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

Pechiney
(Translation of Registrant's Name Into English)

7 Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

(i) A press release dated April 2, 2002 announcing that Dubai Investments PJSC, Al-Ghurair Private Company LLC and Pechiney have signed a Memorandum of Understanding to create an aluminum foil rolling plant in the Emirate of Dubai.

(ii) A press release dated April 3, 2002 announcing Pechiney's launch of an offering of Bonds convertible into new shares and/or exchangeable into existing shares of Pechiney.



Dubai Investments, Al-Ghurair Private Company and Pechiney sign a Memorandum of Understanding to establish an aluminium foil rolling plant in Dubai (United Arab Emirates)

Dubai, United Arab Emirates – April 2, 2002.

Dubai Investments PJSC, Al-Ghurair Private Company LLC and Pechiney have signed a Memorandum of Understanding to create an aluminium foil rolling plant in the Emirate of Dubai.

The new company, to be called Emiroll, will be operated by Pechiney, one of the leading producers of aluminium, and will use Pechiney's latest continuous casting and rolling technology. Pechiney will hold a 30% stake in Emiroll. Located at Dubai Investments Park, the plant will be close to the Dubal (Dubai Aluminium Company) smelter and the Jebel Ali Free Zone Port, to the south of the city.

Construction of the plant should take approximately two years to complete and is expected to start by the end of this year, after detailed engineering work and financial arrangements have been positively concluded.

Khalid Bin Kalban, CEO of Dubai Investments PJSC, expressed satisfaction with the progress of the project : "This is another milestone in Dubai Investments' road to becoming a leading regional investments company," he said. "We had the foresight to identify and isolate a niche in the aluminium foil market, both in the region and the near by markets. Since the project's initiation in 1997, we have been promoting it and, after having invested a significant amount of time and resources in it, we are very happy to see it finally reach its maturity."

Majid Saif Al-Ghurair, of Al-Ghurair Private Company LLC, said : "This new joint venture with two strong companies in their fields reflects our existing plans to focus on solid manufacturing opportunities with strong export potentials, thus further contributing to the economic growth and success of Dubai".

Pechiney's Senior Vice President of the Foil and Strip/Specialities Division, Jean-Marc Germain, commented : "The new plant will complement our existing Pechiney Eurofoil operations which have a current capacity of 100.000 tons/year in Europe. Being in Dubai, a major logistics platform, offers us opportunities to strengthen our market position in the Gulf and in other countries of the Middle and Far-East as well. The association of influential local partners, like Dubai Investments and Al-Ghurair Private Company, and a well-regarded aluminium major, like Pechiney, gives this project the very best chance of success".

The investment will be in the range of 110 to 120 MUS$, for a capacity of 33.000 tons/year of aluminium foils, strips and coils, which will serve both domestic and export markets. It is expected to generate revenues in excess of 80 MUS$ and is anticipated to employ around 200 persons.

Dubai Investments PJSC was founded in 1995 with the aim of promoting business opportunities, principally in the UAE. The company has embarked upon investments in manufacturing, agriculture, food products, real estate, telecommunications and shipping. Dubai Investments' Group assets base currently is AED 1.4 billion. The company is listed on the Dubai Financial Market.

Al-Ghurair Private Company was established in 1994 by the Saif Al-Ghurair family on the basis of a diversified business portfolio that include substantial interest in retailing, manufacturing, shipping, real estate and banking in the United Arab Emirates. Its manufacturing activities comprise cement, sugar refining, flexible packaging films production and printing, and aluminium extrusion.

Pechiney is an international group that is listed on the Paris (PECH.PA) and New York (NYSE:PY) stock exchanges. Its two main sectors are aluminium and packaging. With a presence in 51 countries, Pechiney achieved sales of EUR 11 billion in 2001, with 34,500 employees.

Investor Relations Contacts:

Charles L. Ranunkel	Tel: 33 1 56 28 25 07
Catherine Paupelin	Tel: 33 1 56 28 25 08
Jérôme Gaudry	Tel: 33 1 56 28 25 23
	Fax 33 1 56 28 33 38

PECHINEY
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-eam@pechiney.com
Internet: http://www.pechiney.com

NOT FOR DISTRIBUTION IN JAPAN OR CANADA


PECHINEY

PRESS RELEASE

April 3, 2002

Pechiney launches a Convertible Bond Offering for an initial amount of Euro 450 million.

Bonds are convertible into new shares and/or exchangeable into existing shares of Pechiney.

Pechiney announces today the launch of an offering of Bonds convertible into new shares and/or exchangeable into existing shares of Pechiney.

The initial nominal amount of the offering will be Euro 450 million. Pechiney has an option to increase the initial nominal amount, after the close of bookbuilding, to up to Euro 517.5 million. Pechiney has granted the Joint Bookrunners and Joint Lead Managers an over-allotment option of 15% of the initial nominal amount, as increased as the case may be. This option is exercisable until April 8, 2002.

The Bonds will bear interest at a rate of 1.25% per annum and will be redeemed in full on January 1, 2007. This transaction is expected to allow Pechiney to lower its interest payments and should therefore have a positive effect on Pechiney's cash position. It is also expected to have a positive effect on Pechiney's net income.

The nominal value of each Bond is expected to reflect a premium of between 25% and 30% compared to Pechiney's share price (*cours de référence*) on the date the final conditions of the offering are determined.

The proceeds of the offering will enable Pechiney to improve the structure of its existing indebtedness and to finance its internal and external growth projects, in particular Pechiney's AP50 smelter project, which, as announced on March 7. 2002, has made some significant progress with respect to its future launch.

The offering will allow Pechiney to lengthen the maturity of a portion of its debt, diversify its sources of indebtedness and reduce its average cost of funding.

The structure selected for the offering is expected to enable the interests of Pechiney's shareholders to be maintained since the Bonds may be converted into newly-issued shares, existing shares or a combination thereof at Pechiney's option.

The Bonds will be offered to institutional investors through an international private placement, in compliance with the laws and regulations applicable in every country where the Offering takes place. The Offering will also include a Public Offering in France from April 4, 2002 to April 8, 2002 inclusive. No placement will be made in the United States, Japan, Canada or Australia.

For more information please contact:
Mr Charles Ranunkel - Head of Investor Relations
Pechiney
7, place du Chancelier Adenauer - 75218 Paris Cedex 16
Tél. : 33 (0)1 56 28 25 05

The Offering of the Bonds is described in a *Note d'opération préliminaire*, which received *visa* number 02-303 dated April 3, 2002 of the *Commission des opérations de bourse* and which, together with the *Document de référence* of Pechiney filed with the *Commission des opérations de bourse* on March 1, 2001 under number D02-0085, constitutes the preliminary prospectus. Copies of these documents are available free of charge at the offices of the institutions responsible for the placement of the Bonds, as well as at the registered office of Pechiney. The *visa* of the *Commission des opérations de bourse* on the *Note d'Opération préliminaire* is accompanied with the following warning:
"The *Commission des opérations de bourse* draws the attention of the public to the particular characteristics of the financial instruments described in this preliminary prospectus. Such financial instruments are governed by Articles L. 228-91 *et seq.* of the French Commercial Code ("*Code de commerce*") and do not have all of the terms and conditions of convertible or exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, holders shall be entitled to exercise their rights to receive shares only during the period between the date of the notice announcing such redemption (which shall be published no later than one month before such redemption date) and the seventh business day preceding the actual date of such redemption."

THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

It may be unlawful to distribute this announcement in certain jurisdictions. This announcement is not for distribution in Canada, Japan or Australia. The information in this announcement does not constitute an offer of securities for sale in Canada, Japan or Australia.

Stabilisation / FSA

Certain statements in this announcement that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. These factors include, among other things, interest rates and Pechiney's current and future financing needs and debt levels. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NOT FOR DISTRIBUTION IN JAPAN OR IN CANADA

Summary terms and conditions	
Issuer	: Pechiney S.A.
Initial amount	: Euro 450 million
Increase option	: Up to 15%, at the option of Pechiney
Over-allotment option	: Up to 15%
Type	: Convertible or exchangeable into new or existing Pechiney shares
Coupon	: 1.25%
Yield to maturity	: 3.125% to 3.625%
Issue price	: 100%
Redemption price at maturity	: 109.4% to 112.1%
Conversion premium at issue	: 25% to 30%
Issuer call option	: Exercisable starting on January 1, 2005 at the call option price if Pechiney's share price exceeds 130% of such call option price
Maturity	: January 1, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PECHINEY

Date: April 10, 2002

By: 

Name: Olivier Mallet
Title: Chief Financial Officer